Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated February 25, 2020

Registration No. 333-221393

$200,000,000

3.250% Fixed-to-Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	Fulton Financial Corporation (the “Company” or “Issuer”)

Security:	3.250% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$200,000,000

Expected Ratings:	Baa1 by Moody’s and BBBH by DBRS

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	February 25, 2020

Settlement Date:	March 3, 2020 (T + 5)

Maturity Date (if not previously redeemed):	March 15, 2030

Coupon:	From and including the Settlement Date to, but excluding, March 15, 2025 or the date of earlier redemption (the “fixed rate period”) 3.250% per annum, payable semiannually in arrears. From and including March 15, 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of Subordinated Notes — Interest”), plus a spread of 230 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Fixed rate period: March 15 and September 15 of each year, commencing on September 15, 2020. The last interest payment date for the fixed rate period will be March 15, 2025.

Floating rate period: March 15, June 15, September 15 and December 15 of each year, commencing on June 15, 2025.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360.

Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of March 15, 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to March 15, 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event” (as defined under “Description of Subordinated Notes — Redemption” in the prospectus supplement), (ii) a “Tier 2 Capital Event” (as defined under “Description of Subordinated Notes — Redemption” in the prospectus supplement), or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Concurrent Subordinated Notes Offering:	On February 25, 2020, the Company priced its offering of $175.0 million aggregate principal amount of 3.750% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Concurrently Offered Notes”), expected to be issued on March 3, 2020. The closing of this offering is not conditioned on the closing of the concurrent offering, and the closing of that offering is not conditioned on the closing of this offering. Nothing in this document should be construed as an offer to sell, or a solicitation of an offer to buy, any securities in the concurrent offering.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes.

Price to Public:	100%

Underwriters’ Discount:	0.65% of principal amount of the Notes

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$198,700,000

Ranking:	The Notes will be unsecured, subordinated obligations of the Company and will rank:

• junior in right of payment to any of the Company’s existing and future Senior Indebtedness, including its 3.60% senior notes due 2022;

• equal in right of payment with any of the Company’s existing and future subordinated indebtedness, including its 4.50% subordinated notes due 2024 and the Concurrently Offered Notes, if issued;

• senior to the Company’s obligations relating to any junior subordinated debt securities issued to its capital trust subsidiaries;

• effectively subordinated to all of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•  structurally subordinated to any existing and future liabilities and obligations of the Company’s subsidiaries, including the deposit liabilities and claims of other creditors of its bank subsidiary, Fulton Bank, N.A. (“Fulton Bank”).

As of December 31, 2019, the Company had $19.3 billion of Senior Indebtedness outstanding on a consolidated basis, and Fulton Bank had $17.4 billion of deposits, $17.4 million of Federal Home Loan Bank advances, including advances with an original maturity term of less than one year, $991.0 million of customer repurchase agreements and $56.7 million of customer short-term promissory notes to which the Notes will be structurally subordinated.

CUSIP/ISIN:	360271 AL4 / US360271AL47

Active Book-Runner:	Piper Sandler & Co.

Passive Book-Runner:	Keefe, Bruyette & Woods, A Stifel Company

Co-Managers:	Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

*Note: We expect that delivery of the Notes will be made against payment therefor on or about the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Piper Sandler & Co. toll-free at 866-805-4128, Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559, Goldman Sachs & Co. LLC at 866-471-2526, or Wells Fargo Securities, LLC at 800-645-3751.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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